FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  20 June 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






            International Power completes Joint Venture with Mitsui

(London - 20 June 2007) Further to our announcement of 29 March 2007, International Power is pleased to announce today the completion of the joint venture with Mitsui & Co., Ltd (Mitsui). The joint venture creates a common ownership platform for its UK* assets (to be held 75% International Power and 25% Mitsui) and to equalise its returns from Paiton, Indonesia. This follows the Extraordinary General Meeting on 15 June 2007, when shareholders voted overwhelmingly in favour of the transaction.

As part of this agreement, International Power sold 25% equity interest in Rugeley, Deeside and Indian Queens to Mitsui and acquired an additional 5% equity interest in First Hydro and Saltend. Mitsui has provided a GBP200 million credit facility to support trading activities of the UK assets. International Power has also acquired the right to additional returns from Paiton equivalent to 9.2% of Paiton's earnings and cash distributions**.

The sale and purchase of the interests in the UK assets and Paiton resulted in a net cash payment of GBP85 million to International Power. The transaction is expected to be marginally earnings enhancing in the first full year.

For further information on this transaction, please see the circular in the reports section of our website www.ipplc.com.

Notes

* Ownership in Derwent Cogeneration Limited, held jointly by International Power and Mitsui, will be unchanged as a result of this transaction.
**Via the acquisition of an economic interest from Mitsui, this transaction equalises the returns for International Power and Mitsui from Paiton (at 40% each) but does not entail any transfer of shares or change of management structure.

Notes to Editors:

IPR ownership of UK assets prior to transaction:
------------ ---------  ----------  ---------- -------     --------    -------
             Location   Fuel        Type       Gross       IPR         Net
                                               capacity    Ownership   capacity
                                               (MW)                    (MW)
------------  ---------  ---------- ---------- -------     --------    -------
Deeside      UK         Gas         CCGT             500         100%       500
Derwent      UK         Gas         CCGT             214          23%        50
First        UK         Pumped                     2,088          70%     1,462
Hydro                   Storage
Indian       UK         Oil         OCGT             140         100%       140
Queens
Rugeley      UK         Coal        50 MW of       1,050         100%     1,050
                                    OCGT
Saltend      UK         Gas         CCGT           1,200          70%       840
------------ ---------  ----------  ----------   -------    --------    -------

IPR ownership of UK assets following transaction:
------------ ---------  ----------  ---------- -------     --------    -------
             Location   Fuel        Type       Gross       IPR         Net
                                               capacity    Ownership   capacity
                                               (MW)                    (MW)
------------  ---------  ---------- ---------- -------        -------- -------
Deeside      UK         Gas         CCGT             500          75%       375
Derwent      UK         Gas         CCGT             214          23%        50
First        UK         Pumped                     2,088          75%     1,566
Hydro                   Storage
Indian       UK         Oil         OCGT             140          75%       105
Queens
Rugeley      UK         Coal        50 MW of       1,050          75%       788
                                    OCGT
Saltend      UK         Gas         CCGT           1,200          75%       900
------------ ---------  ----------  ----------   -------    --------    -------

For further information please contact:

International Power

Investor & Media Contact:
James Flanagan
Telephone: +44 (0)20 7320 8869

About International Power

International Power plc is a leading independent electricity generating company with 29,913 MW gross (18,237 MW net) in operation and 633 MW gross (192 MW net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary